HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

March 20, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Hess Midstream Partners LP Registration Statement on Form S-1 Filed September 24, 2014 File No. 333-198896

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Hess Midstream Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 11 (“Amendment No. 11”) to the Partnership’s Registration Statement on Form S-1, File No. 333-198896 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in Amendment No. 11, which the Partnership plans to file through EDGAR on or about March 27, 2017 prior to launching the Offering.

The Partnership currently anticipates the price range for the Offering to be within the range of $18.00 to $22.00 per common unit, with a midpoint of $20.00 per common unit (the “Preliminary Price Range”). In the Offering, the Partnership proposes to sell up to 14,375,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,875,000 additional common units. The Offering terms, including the Preliminary Price Range, are a bona fide estimate, as of March 20, 2017, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. In particular, the Preliminary Price Range is based on a number of factors, including the Partnership’s prospects and the prospects for the

Partnership’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded common units of generally comparable master limited partnerships and preliminary discussions with the underwriters regarding potential valuations of the Partnership. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the Offering, taking into account all relevant market favors at that time. However, the Partnership believes that the foregoing Preliminary Price Range will not be subject to significant change. Should the bona fide estimates of these Offering terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

As discussed with members of the Staff, these Offering Terms are initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement. In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 2 to the Registration Statement, which was filed on January 27, 2015, we filed a form of the Exhibit 5.1 opinion of Latham & Watkins LLP, counsel to the Partnership, that is substantively complete except for references to the number of common units to be offered in the Offering. We intend to file a final executed copy of the Exhibit 5.1 opinion, as well as a final executed copy of the Exhibit 8.1 opinion of Vinson & Elkins L.L.P., tax counsel to the Partnership, in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Thomas Brandt at (713) 546-7486.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer
Hess Midstream Partners GP LLC

cc:	Karina V. Dorin, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Thomas Brandt, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth Kenyon LLP

Stephanie Beauvais, Andrews Kurth Kenyon LLP

Exhibit A